                                       Filed Pursuant to Rule 424(b)(2)
                                       File Number: 37088


Prospectus Supplement
(To Prospectus dated May 23, 2000)

                                  $700,000,000

                    GE Global Insurance Holding Corporation

                                  $350,000,000

                         7.50% Notes due June 15, 2010

                                  $350,000,000

                         7.75% Notes due June 15, 2030

                               ----------------

   GE Global Insurance Holding Corporation is offering two series of notes. GE Global will pay interest on the 7.50% Notes on June 15 and December 15 of each year, commencing December 15, 2000 to the holders of record of such notes on May 31 and November 30 of each year. GE Global will pay interest on the 7.75% Notes on June 15 and December 15 of each year, commencing December 15, 2000 to the holders of record of such notes on May 31 and November 30 of each year.
GE Global may, at any time, redeem the notes at the redemption price described in this prospectus supplement. The notes do not have the benefit of any sinking fund.

                               ----------------

   Investing in the notes involves certain risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

                               7.50% Notes    Total     7.75% Notes    Total
                               ----------- ------------ ----------- ------------
Price to public..............    99.567%   $348,484,500   99.496%   $348,236,000
Underwriting discount........     0.650%   $  2,275,000    0.875%   $  3,062,500
Proceeds, before expenses, to
 GE Global...................    98.917%   $346,209,500   98.621%   $345,173,500

   It is expected that delivery of the notes will be made on or about June 23, 2000, through the facilities of The Depository Trust Company against payment therefor in immediately available funds.

                               ----------------

                           Joint Bookrunning Managers

Chase Securities Inc.                                            Lehman Brothers

                                  Co-Managers
Goldman, Sachs & Co.                                           J.P. Morgan & Co.

June 20, 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement
The Company................................................................ S-3
Use of Proceeds............................................................ S-3
Capitalization............................................................. S-3
Description of Notes....................................................... S-4
Underwriting............................................................... S-6
Experts.................................................................... S-7
Legal Matters.............................................................. S-7
                                   Prospectus
About This Prospectus......................................................   2
Where You Can Find More Information........................................   2
Risk Factors...............................................................   3
The Company................................................................   5
Ratio of Earnings to Fixed Charges.........................................   5
Use of Proceeds............................................................   5
Description of Debt Securities.............................................   5
Plan of Distribution.......................................................  10
Legal Matters..............................................................  10
Experts....................................................................  11

                               ----------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

   We are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where offers and sales are permitted. The commissioner of insurance of the State of North Carolina has not approved or disapproved this offering nor has such commissioner passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.

   The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the notes.

                                  THE COMPANY

Recent Development

   On June 12, 2000, Ronald R. Pressman, 42, was named President and Chief Executive Officer of Employers Reinsurance Corporation, a subsidiary of GE Global Insurance Holding Corporation, based in Overland Park, Kansas. He was simultaneously elected a Senior Vice President of General Electric Company, and on June 15, 2000, he was elected President and Chief Executive Officer of GE Global. Mr. Pressman succeeds David L. Calhoun, who was named Executive Vice President and Chief Operating Officer of GE Aircraft Engines on June 5, 2000. Mr. Pressman's appointment will be effective as of July 3, 2000.

                                USE OF PROCEEDS

   The net proceeds from the sale of the notes offered hereby are estimated to be approximately $691,383,000 (after deduction of underwriting discounts and commissions). We will use the net proceeds from the sale of the notes to repay outstanding short-term borrowings and related accrued interest under an intercompany credit agreement with General Electric Capital Corporation, a wholly-owned subsidiary of General Electric Capital Services, Inc., the proceeds of which were used to fund a recent business acquisition and for other general corporate purposes. The weighted average interest rate on the outstanding balance under the intercompany credit agreement was 5.97% per annum for the first quarter of 2000.

                                 CAPITALIZATION

   The following table sets forth our capitalization at April 1, 2000 and as adjusted to reflect the issuance of the notes offered hereby and to give effect to the repayment of short-term borrowings. See "Use of Proceeds."

                                                          April 1, 2000
                                                      -------------------------
                                                       Actual      As Adjusted
                                                      ----------  -------------
                                                      (dollars in millions)
Short-term borrowings................................ $      774    $       74
Long-term borrowings.................................        956           956
Notes................................................        --            700
                                                      ----------    ----------
  Total debt.........................................      1,730         1,730
                                                      ----------    ----------
Minority interest in equity of consolidated
 subsidiaries........................................      1,178         1,178
                                                      ----------    ----------
Stockholder's equity:
  Preferred stock, $100,000 par value; authorized,
   issued and outstanding--1,500 shares..............        150           150
  Common stock, $5,000 par value; authorized, issued
   and outstanding--1,000 shares.....................          5             5
  Paid-in capital....................................        845           845
  Accumulated non-owner changes in equity............         10            10
  Retained earnings..................................      4,732         4,732
                                                      ----------    ----------
    Total stockholder's equity....................... $    5,742    $    5,742
                                                      ----------    ----------
    Total capitalization............................. $    8,650    $    8,650
                                                      ----------    ----------
Ratio of debt to total capitalization................         20%           20%

                              DESCRIPTION OF NOTES

   The following description of the notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the accompanying prospectus, to which we refer you.

General

   The notes are two issues of the Debt Securities described in the accompanying prospectus and will be issued as separate series of Debt Securities under the Indenture dated as of February 1, 1996 (the "Indenture") entered into between GE Global and The Chase Manhattan Bank, as Trustee (the "Trustee"). The notes in each of the two series are initially limited to an aggregate principal amount of $350,000,000. In addition to the notes, we may issue from time to time other series of Debt Securities under the Indenture consisting of debentures, notes or other unsecured, unsubordinated evidences of indebtedness, but such other series will be separate from and independent of the notes. The Indenture does not limit the amount of Debt Securities or any other debt which we may incur. In addition, the provisions of the Indenture do not protect you in the event that we enter into a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you. The notes will be the third and fourth series of Debt Securities that we have issued under the Indenture. We refer you to the accompanying prospectus for a description of other general terms of the Debt Securities. If an annual interest payment date or the maturity date is not a business day, the requisite payment shall be made on the next succeeding business day. No additional interest will accrue as a result of such delay. "Business day" means any day other than a Saturday, a Sunday or a day on which banks are authorized to be closed in the State of New York.

   The 7.50% Notes will mature on June 15, 2010. Interest on the 7.50% Notes will accrue from June 23, 2000 and is payable semi-annually on June 15 and December 15, commencing December 15, 2000 to the persons in whose names the 7.50% Notes are registered at the close of business on May 31 and November 30 prior to each payment date at the annual rate of 7.50%. The 7.50% Notes will be issued as fully registered 7.50% Notes (to be deposited with the depositary) and in denominations of $1,000 or integral multiples thereof.

   The 7.75% Notes will mature on June 15, 2030. Interest on the 7.75% Notes will accrue from June 23, 2000 and is payable semi-annually on June 15 and December 15, commencing December 15, 2000 to the persons in whose names the 7.75% Notes are registered at the close of business on May 31 and November 30 prior to each payment date at the annual rate of 7.75%. The 7.75% Notes will be issued as fully registered 7.75% Notes (to be deposited with the depositary) and in denominations of $1,000 or integral multiples thereof.

Redemption at the Option of GE Global

   The notes of each series will be redeemable, in whole or in part, at our option, on any date at a redemption price equal to the greater of (a) 100% of the principal amount of the notes of such series to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to such redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 10 basis points, in the case of 7.50% Notes, and 25 basis points, in the case of 7.75% Notes, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such redemption date; provided, however, that installments of interest on notes that are due and payable on an interest payment date falling on or prior to the relevant redemption date will be payable to the holders of such notes, registered as such at the close of business on the relevant record date according to their terms and the provisions of the Indenture.

   "Treasury Rate" means, with respect to any redemption date for the notes,
(a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that established yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

   "Independent Investment Banker" means Chase Securities Inc. or Lehman Brothers Inc. or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

   "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Reference Treasury Dealer" means (1) Chase Securities Inc. and Lehman Brothers Inc. and their respective successors, provided, however, that if Chase Securities Inc. or Lehman Brothers Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer, and (2) any two other Primary Treasury Dealers selected by us.

   "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

   We will mail notice of any redemption at least 30 days but not more than 60 days before any redemption date to each holder of notes to be redeemed. If we choose to redeem less than all the notes of any series, the Trustee will select, in such manner as it deems fair and appropriate, the notes of such series to be redeemed in whole or in part. If sufficient funds are deposited with the Trustee on or prior to any redemption date, notes of the series to be redeemed will cease to be outstanding and interest will cease to accrue from and after the redemption date.

   Unless we default in payment of the redemption price, on and after any redemption date interest will cease to accrue on the notes or portion thereof called for redemption.

Book-Entry System

   The notes will be issued in whole or in part in the form of one or more fully registered global securities. The global securities will be deposited with, or on behalf of, The Depository Trust Company, as depositary and registered in the name of a nominee of the depositary. No global security may be transferred, except as a whole, by the depositary to a nominee of the depositary. Global securities may also be transferred as a whole by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or the nominee to a successor of the depositary or a nominee of the successor.

   If (x) the depositary is at any time unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, (y) GE Global executes and delivers to the Trustee an order to the effect that the global securities shall be transferable and exchangeable for notes in definitive form or (z) an event of default has occurred and is continuing with respect to the notes, the global securities will be transferable or exchangeable for notes in definitive form of like tenor in an equal aggregate principal amount. Such definitive notes shall be registered in such name or names as the depositary shall instruct the Trustee.

Further Issues

   The 7.50% Notes and the 7.75% Notes each will be limited to an initial aggregate principal amount of $350,000,000. We may, however, from time to time, without the consent of the holders of such notes, create and issue pursuant to the Indenture additional 7.50% Notes or additional 7.75% Notes having the same terms and conditions under the Indenture as the previously outstanding 7.50% Notes and 7.75% Notes in all respects (or in all respects save for the date for and amount of the first payment of interest thereon) so that the same shall be consolidated and form a single series with each of the 7.50% Notes or a single series with each of the 7.75% Notes.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, the respective principal amount of notes set forth opposite their respective names below.

                                                     Principal      Principal
                                                       Amount         Amount
         Name                                      of 7.50% Notes of 7.75% Notes
         ----                                      -------------- --------------
   Chase Securities Inc. .........................  $161,000,000   $161,000,000
   Lehman Brothers Inc. ..........................   161,000,000    161,000.000
   Goldman, Sachs & Co. ..........................    14,000,000     14,000,000
   J.P. Morgan Securities Inc. ...................    14,000,000     14,000,000
                                                    ------------   ------------
     Total........................................  $350,000,000   $350,000,000
                                                    ============   ============

   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the notes if any are taken.

   The Underwriters propose initially to offer part of the notes to the public at the public offering price set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of 0.400% of the principal amount of the 7.50% Notes and 0.500% of the principal amount of the 7.75% Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of each series of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

   We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the Underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

   In order to facilitate the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes, the Underwriters may bid for, and purchase, notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing notes in this offering, if the Underwriters repurchase previously distributed notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

   We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   The Underwriters or their affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services to us and our affiliates in the ordinary course of business. The Chase Manhattan Bank, the Trustee, is an affiliate of Chase Securities Inc.

                                    EXPERTS

   The consolidated financial statements and schedules of GE Global and its subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   Certain legal matters in connection with the Notes will be passed upon for GE Global by Simpson Thacher & Bartlett, New York, New York and John M. Connelly, General Counsel to GE Global, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

                              GE Global Insurance
                              Holding Corporation

                                $2,000,000,000

                                Debt Securities

   GE Global Insurance Holding Corporation may offer senior, unsecured debt securities from time to time.

                               ----------------

  We will provide specific terms of  these securities in supplements to  this
    Prospectus. Investing in  the Debt Securities  involves certain  risks.
      You should  read this  Prospectus,  particularly the  Risk  Factors beginning on page 3, and any supplement carefully before you invest.

                               ----------------

  Neither the Securities  and Exchange  Commission nor  any state  securities commission has approved  or disapproved of  these securities or  passed
      upon  the   adequacy   or   accuracy  of   this   prospectus.   Any
        representation to the contrary is a criminal offense.

                               ----------------

May 23, 2000.

                               TABLE OF CONTENTS

About This Prospectus.......................................................   2
Where You Can Find More Information.........................................   2
Risk Factors................................................................   3
The Company.................................................................   5
Ratios of Earnings to Fixed Charges.........................................   5
Use of Proceeds.............................................................   5
Description of Debt Securities..............................................   5
Plan of Distribution........................................................  10
Legal Matters...............................................................  10
Experts.....................................................................  11

                               ----------------

                             ABOUT THIS PROSPECTUS

   This Prospectus is part of a Registration Statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, we may sell the unsecured Debt Securities described in this Prospectus in one or more offerings up to a total dollar amount of $2,000,000,000. This Prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this Prospectus and any prospectus supplement together with additional information described below under "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports and other information with the SEC. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the Debt Securities:

  .  Our Annual Report on Form 10-K for the year ended December 31, 1999; and

  .  Our Quarterly Report on Form 10-Q for the quarter ended April 1, 2000.

   You may request a copy of these filings at no cost, by writing or telephoning us at the following address: William J. Steilen, Vice President and Controller, GE Global Insurance Holding Corporation, 5200 Metcalf, Overland Park, Kansas 66201, Telephone: (913) 676-5200.

   You should rely only on the information incorporated by reference or provided in this Prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RISK FACTORS

   Investing in the Debt Securities involves certain risks. You should carefully consider the information contained in this Prospectus and the following factors, among others, before purchasing the Debt Securities.

As a Holding Company, We Depend on Dividends from Our Subsidiaries

   We are a holding company and conduct our operations through our direct operating subsidiaries, Employers Reinsurance Corporation ("ERC"), GE Reinsurance Corporation ("GE Re") (formerly Kemper Reinsurance Corporation) and Medical Protective Corporation ("Medical Protective"). We depend on dividends from ERC, GE Re and Medical Protective to service our debt and meet our other obligations. The payment of dividends and other payments by ERC, GE Re and Medical Protective are subject to limitations imposed by the laws of the states of Missouri, Illinois and Indiana, respectively, where such subsidiaries are organized and domiciled. Substantially all of our other indirect subsidiaries are also subject to regulation by various state insurance departments and other foreign insurance regulators. As a result, our subsidiaries' ability to pay dividends or make loans or advances to us or any of our other affiliates without prior regulatory approval is limited by applicable regulations. In addition, the payment of dividends or other amounts by ERC, GE Re and Medical Protective or our other insurance subsidiaries that would otherwise be permitted without regulatory approval may be restricted under some circumstances.

The Debt Securities Are Subordinated to the Obligations of Our Subsidiaries

   We are a non-operating holding company and we conduct our business through our insurance subsidiaries. The Debt Securities will effectively be subordinated to the liabilities of our subsidiaries. If any of our subsidiaries becomes insolvent, or liquidates or reorganizes, our creditors and shareholders would not have the right to proceed against the subsidiary or cause its liquidation or bankruptcy under federal or state bankruptcy laws. The insurance laws of the domicile of the subsidiary would govern such proceedings and the relevant insurance commissioner would act as the liquidator or rehabilitator for the subsidiary. The creditors and policyholders of the subsidiary would receive payment in full from the assets of the subsidiary before we, as a shareholder, would receive any distribution therefrom.

We May Enter into Transactions Involving Issuance or Assumption of Debt

   We will issue the Debt Securities pursuant to an Indenture that does not limit the amount of Debt Securities or other unsecured, senior debt that we may issue under the Indenture or pursuant to some other agreement. The Indenture also does not limit our ability to incur indebtedness or give you protection in the event that our ultimate parent corporation, the General Electric Company, as our sole indirect stockholder, causes us to enter into a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

Our Liability May Exceed Property and Casualty Loss Reserves

   Our reserves for losses and loss adjustment expenses are our estimates of amounts we will need to pay for reported and unreported claims and related loss adjustment expenses. Our estimates are based on certain assumptions related to the ultimate cost to settle such claims. Because of the inherent uncertainty in estimating reserves for losses and loss adjustment expenses, we cannot assure you that our ultimate liability will not exceed our reserves and, as a result, have a material adverse effect on our results of operations or financial position. We believe, however, that our aggregate reserves are adequate to meet our future obligations.

Inflation May Have a Significant Impact on Our Loss and Loss Adjustment Expense Costs on Claims

   Our ultimate loss and loss adjustment expense costs on claims that are not yet settled are increased by the effects of inflation. As a result, changes in the inflation rate could become a significant factor in determining appropriate loss reserves as well as reinsurance premium rates. Generally, the methods we use to estimate our loss reserves and to calculate our rates take into account the anticipated effects of inflation. However, until claims are ultimately settled, the full effect of inflation on our results cannot be known.

The Reinsurance Industry Is Highly Cyclical

   The property and casualty reinsurance industry is highly cyclical. Demand for reinsurance is significantly influenced by the underwriting results of primary property and casualty insurance companies, the prevailing general economic conditions, reinsurance premium rates and other variables. Factors such as volatile and unpredictable developments, including changes in what we believe is the propensity of courts to grant large awards, natural disasters and other catastrophic events can significantly affect the reinsurance industry's cyclical trends and profitability. In addition, fluctuations in interest rates and other changes in the investment environment which affect inflationary pressures may tend to affect the size of losses experienced by ceding primary insurance companies.

Legislative and Regulatory Proposals May Affect Our Business

   From time to time, various regulatory and legislative changes are proposed that may affect reinsurers. A substantial number of states have recently adopted, or are considering adopting, laws and regulations that, among other things, limit the ability of primary insurance companies to raise their premiums or to cancel or not renew existing policies. We cannot predict whether additional states will adopt any of these laws and regulations, the form in which these states might adopt any of these laws and regulations, or the effect, if any, these developments will have on us. In addition, we cannot predict whether any applicable jurisdictions will adopt legislative proposals relating to the payment of dividends, whether any such proposals will be adopted in the future or the effect, if any, any such proposal would have on us.

Our Foreign Operations Are Regulated by Foreign Authorities

   We conduct a portion of our business in foreign countries. The degree of regulation and supervision in these foreign jurisdictions varies from minimal in some to stringent in others. The licenses issued by foreign authorities to our foreign subsidiaries are subject to modification or revocation by such authorities, and our subsidiaries could be prevented from conducting business in certain jurisdictions where they currently operate.

We Operate in a Highly Competitive Environment

   We operate in a highly competitive environment. Concern about the financial stability of insurance companies has resulted in emphasis being placed upon insurance company ratings and there is some competitive advantage for insurance companies with higher ratings. Both ERC, one of our principal property and casualty insurance subsidiaries, and its major life insurance subsidiary, Employers Reassurance Corporation, are rated "A++ (Superior)" by A.M. Best Company ("A.M. Best"). Our other major direct subsidiaries, GE Re and Medical Protective, are rated "A (Excellent)" and "A+ (Superior)" by A.M. Best, respectively. In the area of claims-paying ability, ERC is rated "AAA" by Standard & Poor's Corporation and "Aaa" by Moody's Investor Services, Inc. Some of our other subsidiaries are also rated by certain domestic and foreign rating agencies. Claims-paying ability ratings do not reflect an insurer's ability to meet non-policy obligations, such as the repayment of indebtedness. In addition, we cannot give assurance that we will maintain the ratings for ERC or any of our other subsidiaries. Any downgrade in the ratings of our subsidiaries could adversely affect our business.

There Is No Prior Public Market for the Debt Securities

   The Debt Securities are a new issue of securities and there is no established trading market. Although we may list the Debt Securities on the New York Stock Exchange, we cannot assure the liquidity of the trading market for the Debt Securities.

                                  THE COMPANY

   GE Global Insurance Holding Corporation, through its direct and indirect subsidiaries, engages principally in the insurance and reinsurance business in the United States and throughout the world. All of the outstanding common stock of GE Global is owned by General Electric Capital Services, Inc., which in turn is wholly-owned, directly and indirectly, by General Electric Company. Neither of these affiliates will guarantee the Debt Securities.

   Reinsurance is a form of insurance in which a reinsurer indemnifies a primary insurer against part or all of the liability assumed by the primary insurer under one or more insurance policies.

   We engage in two principal business segments: (1) property and casualty insurance/reinsurance and (2) life reinsurance. Our principal product lines under the property and casualty segment are traditional property and casualty reinsurance, healthcare reinsurance and specialty insurance (generally primary property and casualty insurance). Our principal product lines under the life reinsurance segment are traditional life reinsurance and financial reinsurance. We also provide primary insurance products to hospitals, health maintenance organizations and medical professionals as part of our healthcare product line and to niche customers as part of our specialty product line.

   Our principal executive offices are located at 5200 Metcalf, Overland Park, Kansas 66201. Our telephone number is (913) 676-5200. When we refer to "GE Global", "we" or "our" in this Prospectus, we mean GE Global Insurance Holding Corporation and its subsidiaries on a consolidated basis, unless the context requires otherwise.

                      RATIOS OF EARNINGS TO FIXED CHARGES

   We have set forth below the ratio of earnings to fixed charges for GE Global for the periods indicated. For the purposes of calculating this ratio, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness, minority interest in pre-tax earnings from affiliates and one-third of annual rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

                                                                       Three Months Ended
              Year Ended December 31,                                       April 1,
      ---------------------------------------------------------        ------------------
        1995       1996         1997         1998         1999                2000
      ----         ----         ----         ----         ----         ------------------
      5.01         5.80         6.33         6.83         5.10                2.87

                                USE OF PROCEEDS

   We will use the net proceeds that we receive from the sale of the Debt Securities offered by this Prospectus and the accompanying prospectus supplement for general corporate purposes. General corporate purposes may include repayment of other debt, capital expenditures, possible acquisitions, and any other purposes that may be stated in any prospectus supplement. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

                         DESCRIPTION OF DEBT SECURITIES

General

   The following description of the Debt Securities is subject to the detailed provisions of the Indenture dated as of February 1, 1996 (the "Indenture"), between GE Global and The Chase Manhattan Bank, as trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Wherever we refer to particular provisions of the Indenture or terms defined therein, such provisions or definitions are incorporated by reference as a part of the statements made herein and the statements are qualified in their entirety by such reference.

   We will issue the Debt Securities in one or more series under the Indenture. The Indenture does not limit the amount of Debt Securities or other unsecured, senior debt which we may issue thereunder or limit the amount of other debt, secured or unsecured, which we may issue. The Debt Securities will be obligations exclusively of GE Global. We are a non-operating holding company and conduct our business through our subsidiaries. The Debt Securities will be effectively subordinated to the liabilities of our subsidiaries, including substantial claims for policy benefits under contracts of reinsurance and insurance and debt and preferred stock obligations. Currently, our only direct wholly-owned operating subsidiaries are ERC, GE Re and Medical Protective. All of our other indirect subsidiaries are directly or indirectly owned by ERC, GE Re and Medical Protective. Since substantially all of our subsidiaries are subject to regulatory control by various state insurance departments and other foreign insurance regulatory authorities, the ability of such subsidiaries to pay dividends or make loans or advances to us or to any of our other subsidiaries without prior regulatory approval is limited by applicable laws and regulations. The maximum amount available for the payment of dividends by ERC in any one year without prior regulatory approval is limited to the lesser of the prior year's net investment income (computed in accordance with statutory accounting requirements) or 10% of statutory policyholders' surplus as of the end of the previous year. During 2000, a maximum of $294 million of dividends can be paid by ERC without obtaining regulatory approval. The maximum amount available for the payment of dividends by GE Re or Medical Protective in any one year without prior regulatory approval is limited to the greater of the prior year's net income (computed in accordance with statutory accounting requirements) or 10% of statutory policyholders' surplus as of the end of the previous year. During 2000, GE Re cannot pay a dividend without obtaining regulatory approval. Medical Protective can pay a maximum of $66 million of dividends in 2000 without obtaining regulatory approval.

   We refer you to the Prospectus Supplement accompanying this Prospectus for the terms specified by GE Global pursuant to the Indenture of, and other information with respect to, the Debt Securities being offered thereby. Such terms may include:

  . the designation, the aggregate principal amount and the authorized denominations of such Debt Securities;

  . the percentage of their principal amount at which such Debt Securities will be issued;

  . the date or dates on which such Debt Securities will mature;

  . the currency, currencies or currency units in which the payments on such Debt Securities will be payable;

  . the rate or rates at which such Debt Securities will bear interest, if any, or the method of determination of such rate or rates;

  . the date or dates from which such interest, if any, shall accrue, the dates on which such interest, if any, will be payable and the method of determining holders to whom any such interest shall be payable;

  . the prices, if any, at which, and the dates at or after which, such Debt
    Securities must or may be repaid, repurchased or redeemed; and

  . the exchanges, if any, on which the Debt Securities may be listed.

   (Section 2.02)

   Interest, if any, is to be payable to the persons, and in the manner, specified in the Prospectus Supplement accompanying this Prospectus. Unless we specify otherwise in the Prospectus Supplement, interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. (Section 2.10)

   The Debt Securities will be unsecured and will rank equally and ratably with all other unsecured and unsubordinated indebtedness of GE Global.

   Some of the Debt Securities may be issued as discounted Debt Securities to be sold at a substantial discount below their stated principal amount. There are federal income tax consequences and other special considerations that apply to any such discounted Debt Securities. We will describe any such consequences and considerations in the Prospectus Supplement with respect to any such Debt Securities.

   The Indenture does not contain any provisions that limit our ability to incur indebtedness or that afford holders of Debt Securities protection in the event that General Electric Company, as our sole indirect stockholder, causes us to engage in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

Global Debt Securities, Delivery and Form

   Unless otherwise specified in the Prospectus Supplement accompanying this Prospectus, the Debt Securities will be issued in the form of one or more fully registered Global Notes that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the "Depositary") and registered in the name of the Depositary's nominee. The Depositary currently limits the maximum denomination of any single Global Note to $400,000,000. For purposes of this Prospectus, "Global Note" refers to the Global Note or Global Notes representing an entire issue of Debt Securities.

   Except as set forth below, a Global Note may be transferred, in whole and not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

   The Depositary has advised us as follows:

  . The Depositary is

   . a limited purpose trust company organized under the laws of the State of New York;

   . a "banking organization" within the meaning of the New York banking law;

   . a member of the Federal Reserve System;

   . a "clearing corporation" within the meaning of the New York Uniform
     Commercial Code; and

   . a "clearing agency" registered pursuant to the provisions of Section
     17A of the Securities Exchange Act of 1934;

  . The Depositary was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book entry changes in accounts of its participants, eliminating the need for physical movements of securities certificates;

  . The Depositary participants include securities brokers and dealers, banks, trust companies, clearing corporations and others, some of whom own the Depositary;

  . Access to the Depositary book-entry system is also available to others that clear through or maintain a custodial relationship with a participant, either directly or indirectly;

  . Where we issue a Global Note in connection with the sale thereof to an underwriter or underwriters, the Depositary will immediately credit the accounts of participants designated by such underwriter or underwriters with the principal amount of the Debt Securities purchased by such underwriter or underwriters; and

  . Ownership of beneficial interests in a Global Note and the transfers of ownership will be effected only through records maintained by the Depositary (with respect to participants), by the participants (with respect to indirect participants and certain beneficial owners) and by the indirect participants (with respect to all other beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery in definitive form or securities they purchase. These laws may limit your ability to transfer beneficial interests in a Global Note.

   So long as a nominee of the Depositary is the registered owner of a Global Note, such nominee for all purposes will be considered the sole owner or holder of such Debt Securities under the Indenture. Except as provided below, you will not be entitled to have Debt Securities registered in your name, will not receive or be entitled to receive physical delivery of Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

   Neither we, the Trustee, any paying agent nor any registrar of the Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We will make payment of principal of, and interest on, Debt Securities represented by a Global Note to the Depositary or its nominee, as the case may be, as the registered owner and holder of the Global Note representing those Debt Securities. The Depositary has advised us that upon receipt of any payment of principal of, or interest on, a Global Note, the Depositary will immediately credit accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Global Note, as shown in the records of the Depositary. Standing instructions and customary practices will govern payments by participants to owners of beneficial interests in a Global Note held through those participants, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Those payments will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Certain Covenants of GE Global

   We shall not merge or consolidate with any other Person or sell, convey, transfer or otherwise dispose of all or substantially all of our assets unless we will be the continuing corporation or the successor Person shall be a corporation organized under the laws of the United States or any state thereof and such other Person shall expressly assume our obligations under the Indenture. (Sections 11.01 and 11.02)

Modifications of the Indenture

   With the consent of the holders of at least 66 2/3% in aggregate principal amount of outstanding series of the Debt Securities that would be affected, the Indenture permits us and the Trustee to add any provisions to or change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the holders of Debt Securities of each such series. However, without the consent of each holder of all of the outstanding Debt Securities affected by that modification, we may not: (i) among other things, extend the fixed maturity of any Debt Securities or reduce the principal amount thereof (including in the case of a discounted Debt Security the amount payable upon acceleration of the maturity thereof), reduce the redemption premium thereon or reduce the rate or extend the time of payment of interest, if any, thereon; or (ii) reduce the percentage of principal amount of such Debt Securities of any series, the consent of the holders of which is required for any addition or modification or any waiver of any past default. (Section 10.02)

Events of Default

   An Event of Default with respect to any series of Debt Securities is any one of the following events:

  . a default in any payment of principal or premium, if any, on any Debt
    Security of such series;

  . a default for 30 days in the payment of any interest on any Debt Security of such series;

  . a default in the making or satisfaction of any sinking fund payment or analogous obligation of the Debt Securities of such series;

  . a default for 60 days after written notice to GE Global by the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such series in the performance of any other covenant in respect of the Debt Securities of such series contained in the Indenture;

  . a default, as defined, with respect to any other series of Debt
    Securities outstanding under the Indenture or as defined in any other indenture or instrument evidencing or under which GE Global has outstanding any indebtedness for borrowed money, as a result of which such other series or such other indebtedness of GE Global shall have been accelerated and such acceleration shall not have been annulled within 10 days after written notice thereof by the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such series, provided that the resulting Event of Default with respect to such series of Debt Securities may be remedied, cured or waived by the remedying, curing or waiving of such other default under such other series or such other indebtedness; or

  . certain events in bankruptcy, insolvency or reorganization.

   (Section 6.01)

   The Indenture requires GE Global to deliver to the Trustee annually a written statement as to the presence or absence of any default under the terms thereof. (Section 4.05) No Event of Default with respect to a particular series of Debt Securities under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities. The Indenture provides that the Trustee may withhold notice to the holders of any series of Debt Securities issued thereunder of any default (except in the payment of principal, premium, if any, or interest, if any, on any of the Debt Securities of such series or in the making of any sinking fund instalment or analogous obligation with respect to such series) if the Trustee considers it in the interest of such securityholders to do so. (Section 6.08)

   If an Event of Default with respect to any series of Debt Securities is continuing, either the Trustee or the holders of 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal, or in the case of discounted Debt Securities, such portion thereof as may be described in the Prospectus Supplement accompanying this Prospectus, of all such Debt Securities to be due and payable immediately. However, under certain conditions the holders of a majority in principal amount of such Debt Securities then outstanding may annul such declaration. The holders of a majority in principal amount of all Debt Securities of a particular series then outstanding may waive on behalf of the holders of all Debt Securities of such series any past defaults with respect to such series (except, unless theretofore cured, a default in the payment of principal of, premium, if any, or interest, if any, on any of the Debt Securities of such series, or the payment of any sinking fund instalment or analogous obligation on the Debt Securities of such series or in respect of a covenant or provision which cannot be modified without the consent of the holder of each Debt Security affected). (Sections 6.01 and 6.07)

   Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default with respect to any series of Debt Securities shall occur and be continuing, the Trustee will not be under any obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders of Debt Securities of any series issued thereunder unless such holders shall have offered to the Trustee reasonable indemnity. (Sections 7.01 and 7.02) Subject to such indemnification provision, the Indenture provides that the holders of a majority in principal amount of the Debt Securities of any series issued thereunder at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow any such direction if it has not been offered reasonable indemnity therefor or if it determines that the proceedings so directed would be illegal or involve it in any personal liability. (Section 6.07)

Concerning the Trustee

   The Chase Manhattan Bank acts as trustee under several indentures with affiliates of GE Global and other subsidiaries of General Electric Company.

   Any material business and other relationships (including additional trusteeships), other than the present and prospective trusteeships referred to in the foregoing paragraph, between, on the one hand, GE Global,

General Electric Company or other affiliates of General Electric Company and, on the other hand, the Trustee are described in the Prospectus Supplement accompanying this Prospectus.

                              PLAN OF DISTRIBUTION

   We may sell any issue of the Debt Securities in any one or more of the following ways:

  .through one or more underwriters or dealers;

  .directly to one or more purchasers; or

  .through one or more agents.

   From time to time, we may receive, and may solicit, offers from underwriters to purchase all or a part of the Debt Securities, to be reoffered to the public through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone or otherwise. The managing underwriter or underwriters, if any, with respect to the offer and sale of the Debt Securities to which the Prospectus Supplement accompanying this Prospectus relates are set forth in such Prospectus Supplement and the members of the underwriting syndicate, if any, are named in such Prospectus Supplement. We will execute an underwriting agreement with any such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement. The Prospectus Supplement will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. Such Prospectus Supplement also states the discounts and commissions, if any, we will or are allowed to pay to the underwriters and describes all other items, if any, constituting underwriting compensation and the discounts and commissions we will, or are allowed to, pay the dealers, if any. If underwriters or dealers are used in the sale, the underwriters or dealers will acquire the Debt Securities for their own account and may resell the Debt Securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriter or dealer at the time of sale. The relevant underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and GE Global will agree, under the underwriting agreement, to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933.

   Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by GE Global to such agent will be set forth, in the Prospectus Supplement accompanying this Prospectus. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents and dealers may be entitled under agreements entered into with GE Global to indemnification by GE Global against certain civil liabilities, including liabilities under the Securities Act of 1933.

   For further information with respect to the terms of the offering of Debt Securities in respect of which this Prospectus is being delivered, see the Prospectus Supplement accompanying this Prospectus.

                                 LEGAL MATTERS

   Except as may be otherwise specified in the Prospectus Supplement accompanying this Prospectus, certain legal matters in connection with the Debt Securities will be passed upon for GE Global by Simpson Thacher & Bartlett, New York, New York, and for the underwriters, agents or dealers by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   The financial statements and schedules of GE Global Insurance Holding Corporation and its subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.